7 May 2010

SAMSON OIL & GAS LIMITED ADVISES ALLOTMENT OF ORDINARY FULLY PAID SHARES

The Directors of Samson Oil & Gas Limited (ASX: SSN, NYSE AMEX: SSN) advise that today 7 May 2010 they have allotted 123,529,412 ordinary fully paid shares at an issue price of 3.4 cents per share, following the completion of a placement announced on 3 May 2010.

The placement was managed by Patersons Securities Limited and raised a total of A$4.2 million before costs.

The placement was made pursuant to Section 708 of the Corporations Act and in accordance with Listing Rule 7.1 of the ASX Listing Rules.

For and on behalf of the Board of
SAMSON OIL & GAS LIMITED

DENIS RAKICH
Company Secretary